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                    AMERICAN TELESOURCE INTERNATIONAL, INC.
                       6000 Northwest Parkway, Suite 110
                           San Antonio, Texas 78249

                                 July 17, 2000



Securities and Exchange Commission
Judicial Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re: American TeleSource International, Inc. Registration Statement on Form S-1; File No. 333-94453
               --------------------------------------------------------------

Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, American TeleSource International, Inc. ("ATSI") hereby requests the withdrawal of the Registration Statement on Form S-1, File No. 333-94453, and all exhibits thereto (as amended, the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission"). Since the filing of the Registration Statement, ATSI has become eligible to register securities pursuant to Form S-3, and thus has filed a registration statement on Form S-3 to register the securities referenced in the Registration Statement.

     The Company further requests:

     1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

     2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (210) 547-1000.

                                        Very truly yours,


                                        AMERICAN TELESOURCE INTERNATIONAL, INC.



                                        By: /s/ Alice L. King
                                           ------------------------------------
                                           Alice L. King
                                           Corporate Counsel